Amended and Restated Condensed Pro-Forma Consolidated Financial Statements
For the nine months ended August 31, 2018
(Unaudited)

NOTICE OF NO-AUDITOR REVIEW OF
PRO-FORMA FINANCIAL STATEMENTS

The accompanying unaudited condensed pro-forma consolidated financial statements have been prepared by Management and have not been subject to a review by the Company’s external independent auditors.

Liquid Media Group Ltd.
Condensed pro-forma consolidated statement of financial position
As at August 31, 2018
Expressed in Canadian Dollars
(Unaudited)

	Preliminary
	August 31,		Pro-Forma	August 31,
	2018	Notes	Adjustments	2018

ASSETS
Current
Cash and cash equivalents	$132,121	2A, 2B	$4,254,880	$4,387,001
Restricted cash	574,510		-	574,510
Accounts receivable	91,248		-	91,248
Sales tax and other receivables	24,408		-	24,408
Prepaid expenses	25,912		-	25,912
Loans receivable	417,317		-	417,317
	1,265,516		4,254,880	5,520,396

Investment in films	343,281		-	343,281
Investment in associate	427,276		-	427,276
Other assets	56,506		-	56,506
Intangible assets	-	2C	7,667,619	7,667,619
Goodwill	1,964,587		-	1,964,587
Total assets	$4,057,166		$11,922,499	$15,979,665

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,324,658	2D	$(597,353)	$727,305
Income tax payable	45,018		-	45,018
Due to related parties	351,960	2D	(106,369)	245,591
Liabilities attributable to discontinued operations	250,000		-	250,000
Contingent consideration	1,174,950		-	1,174,950
Loans payable	1,039,677	2D	(130,000)	909,677
	4,186,263		(833,722)	3,352,541

Deferred income taxes	301,000		-	301,000
Total liabilities	4,487,263		(833,722)	3,653,541

SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	7,098,700	2A,2B,2C,2D	12,912,221	20,010,921
Commitment to issue shares	172,550	2D	(156,000)	16,550
Contributed surplus	1,496,933		-	1,496,933
Accumulated other comprehensive income	(783)		-	(783)
Accumulated deficit	(9,255,730)		-	(9,255,730)
Deficit attributable to shareholders of the company	(488,330)		12,756,221	12,267,891
Non-controlling interest	58,233		-	58,233
	(430,097)		12,756,221	12,326,124

Total liabilities and shareholders’ equity (deficit)	$4,057,166		$11,922,499	$15,979,665

The accompanying notes form an integral part of these condensed pro-forma consolidated financial statements.

Liquid Media Group Ltd.
Condensed pro-forma consolidated statement of comprehensive loss
For the nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

	Preliminary
	August 31,		Pro-Forma	August 31,
	2018	Notes	Adjustments	2018

Sales	$568,231		$-	$568,231
Cost of sales	(158,330)		-	(158,330)
Gross profit	$409,901		$-	$409,901

Operating Expenses
Consulting and director fees	$599,085		$-	$599,085
Foreign exchange loss	68,606		-	68,606
Interest expense	96,227		-	96,227
Investor relations, filing and compliance fees	12,075		-	12,075
Other general and administrative expenses	145,408		-	145,408
Professional fees	102,962		-	102,962
Salaries and benefits	42,982		-	42,982
Travel and promotion	12,533		-	12,533
	1,079,878		-	1,079,878
Loss before other items	(669,977)		-	(669,977)

Other income (expenses)
Interest income	39,471		-	39,471
Listing expense	(4,090,871)		-	(4,090,871)
Project investigation	(289,767)		-	(289,767)
Share of loss of equity investment	(31,997)		-	(31,997)
	(4,373,164)		-	(4,373,164)
Net loss before income tax	$(5,043,141)		$-	$(5,043,141)
Income tax expense	44,227		-	44,227
Net loss	$(5,087,368)		$-	$(5,087,368)

Other comprehensive loss
Items that may be reclassified to profit and loss
Foreign currency translation adjustment	(783)		-	(783)
Net loss and comprehensive loss	$(5,088,151)		$-	$(5,088,151)

Net loss attributable to:
Shareholders of the company	$(5,149,047)		$-	$(5,149,047)
Non-controlling interest	61,679		-	61,679
Net loss	$(5,087,368)		$-	$(5,087,368)

Earnings (loss) per share, basic and diluted	(1.66)		-	(1.66)
Weighted average number of common shares outstanding
Basic and diluted	3,094,681		-	3,094,681

The accompanying notes form an integral part of these condensed pro-forma consolidated financial statements.

Liquid Media Group Ltd.
Condensed pro-forma consolidated statement of changes in equity (deficiency)
As at August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

							Accumulated
				Additional	Commitment		Other		Attributable	Non-
				Paid Up	to Issue	Contributed	Comprehensive		to company	controlling
	Notes	Shares	Amount	Capital	Shares	Surplus	Income	Deficit	shareholders	interest	Total
Balance, December 1, 2017		10,888,572	$2,364,400	$-	$168,550	$1,440,316	$-	$(4,106,683)	$(133,417)	$-	$(133,417)
Shares issued pursuant to acquisition agreement		333,333	415,000	-	-	-	-	-	415,000	-	415,000
Non-controlling interest acquired		-	-	-	-	-	-	-	-	(3,446)	(3,446)
Opening balance of Leading Brands Inc.		2,802,412	31,305,247	19,455,359	-	-	-	(50,517,540)	243,066	-	243,066
Eliminate capital stock of Liquid Media (Canada) Ltd.		(11,221,905)	-	-	-	-	-	-	-	-	-
Eliminate Leading Brands paid in capital and deficit		-	(31,305,247)	(19,455,359)	-	-	-	50,517,540	(243,066)	-	(243,066)
Issuance of shares to former shareholders of Liquid Canada		6,442,486	4,277,319	-	-	56,617	-	-	4,333,936	-	4,333,936
Share issuance costs		-	(23,200)	-	-	-	-	-	(23,200)	-	(23,200)
Warrants exercised for cash		100,000	65,181	-	-	-	-	-	65,181	-	65,181
Warrants exercised for shares to be issued		-	-	-	4,000	-	-	-	4,000	-	4,000
Exchange on translation		-	-	-	-	-	(783)	-	(783)	-	(783)
Loss for the period		-	-	-	-	-	-	(5,149,047)	(5,149,047)	61,679	(5,087,368)
Preliminary Balance, August 31 ,2018		9,344,898	$7,098,700	$-	$172,550	$1,496,933	$(783)	$(9,255,730)	$(488,330)	$58,233	$(430,097)

Pro-Forma – Common shares issued for cash	2A	4,000,000	$4,157,440	$-	$-	$-	$-	$-	$4,157,440	$-	$4,157,440
Pro-Forma – Warrants exercised for cash	2B	150,000	97,440	-	-	-	-	-	97,440	-	97,440
Pro-Forma – SeriesOne	2C	1,900,000	2,209,290	-	-	-	-	-	2,209,290	-	2,209,290
Holdings LLC
Pro-Forma – World of Wireless UK Limited	2C	1,500,000	1,753,920	-	-	-	-	-	1,753,920	-	1,753,920
Pro-Forma – Lightning Man Media LLC	2C	600,000	647,002	-	-	-	-	-	647,002	-	647,002
Pro-Forma – Zift Interactive	2C	670,000	1,305,696	-	-	-	-	-	1,305,696	-	1,305,696
Pro-Forma – Throwback Entertainment Inc.	2C	670,000	1,296,991	-	-	-	-	-	1,296,991	-	1,296,991
Pro-Forma – StratusCore, Inc.	2C	440,000	454,720	-	-	-	-	-	454,720	-	454,720
Pro-Forma – Debt to Share Conversion	2D	711,103	989,722	-	(156,000)	-	-	-	833,722	-	833,722
Balance, August 31, 2018	4	19,986,001	$20,010,921	$-	$16,550	$1,496,933	$(783)	$(9,255,730)	$12,267,891	$58,233	$12,326,124

The accompanying notes form an integral part of these condensed pro-forma consolidated financial statements.

Liquid Media Group Ltd.
Notes to the condensed pro-forma consolidated financial statements
For the nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

1.      BASIS OF PRESENTATION

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”). Details of the Company’s subsidiaries at the end of the reporting period are as follows:

	Incorporation	Percentage owned	Functional Currency
Liquid Media Group (Canada) Ltd.	Canada	100%	Canadian
Household Pests Holdings, Inc.	USA	50%	US
Majesco Entertainment Company	USA	51%	US

On August 9, 2018, the Company announced the successful closing of the proposed business combination with LBIX by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of LBIX. As part of the Arrangement, on August 10, 2018, LBIX changed its name to “Liquid Media Group Ltd.” and Liquid Canada changed its name to “Liquid Media Group (Canada) Ltd”. At the time of completion of the Arrangement, the Company had 9,244,898 common shares issued and outstanding, including 6,442,486 issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of the Company was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of 0.5741 of LBIX for 1 share of Liquid Canada (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the condensed pro-forma consolidated financial statements are in the name of Liquid Media Group Ltd; however, they are a continuation of the financial statements of Liquid Canada.

The condensed pro-forma consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements of LBIX were formerly prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The unaudited condensed pro-forma consolidated financial statements give effect to several transactions, including: a private placement, the exercise of warrants, share-based payment transactions in exchange for intangible assets, and a share for debt conversion (detailed in Note 2). The unaudited condensed pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entity’s financial position had the proposed transactions taken place on or before August 31, 2018. Actual amounts recorded upon consummation of the transactions may differ from those recorded in the condensed pro-forma consolidated financial statements.

These condensed pro-forma consolidated financial statements include:

  a preliminary condensed consolidated statement of financial position of the Company at August 31, 2018, a preliminary unaudited condensed interim statement of comprehensive loss for the nine months ended August 31, 2018, and a preliminary condensed interim consolidated statement of changes in equity (deficiency) as at August 31, 2018.

The foregoing were compiled from the preliminary unaudited condensed interim consolidated financial statements for the period ended August 31, 2018.

Liquid Media Group Ltd.
Notes to the condensed pro-forma consolidated financial statements
For the nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

2.      PRO-FORMA ASSUMPTIONS

The unaudited condensed pro-forma consolidated financial statements give effect to the following completed transactions and assumptions as if they had occurred on August 31, 2018. The share issuances and corresponding share prices listed below were calculated prior to the Company’s 1-for-5 Reverse Stock Split as defined in Note 4 below.

A.

Brokered Private Placement: Further to Company’s news release dated September 13, 2018, the Company completed on October 15, 2018, the first tranche of a brokered private placement (the “Offering”) with Mackie Research Capital Corp. (the “Agent”) whereby the Company issued 4,000,000 units priced at $0.80 USD per unit for gross proceeds of $3,200,000 USD ($4,157,440 CAD), consisting of one common share and one common share purchase warrant of the Company exercisable at $1.00 USD for 36 months from the date of closing. The financial statement impact of the warrant issuance has not been accounted for in these condensed pro-forma consolidated financial statements. The table below summarizes the transaction.

	Shares	Price per	Amount		Amount
	Issued	Share (USD)	(USD)	FX Rate	(CAD)
Private Placement	4,000,000	$0.80	$3,200,000	1.2992	$4,157,440

B.

Proceeds from Additional Warrant Conversions: Subsequent to August 31, 2018, an additional 150,000 warrants of the Company were exercised which generated $75,000 USD ($97,440 CAD) in cash proceeds. The table below summarizes the transaction.

	Shares	Price per	Amount		Amount
	Issued	Share (USD)	(USD)	FX Rate	(CAD)
Warrants exercised	150,000	$0.50	$75,000	1.2992	$97,440

C.

Share-based Payments for Intangible Assets: The following table below summarizes the share-based payment transactions that were announced by the Company on October 12, 2018, and completed on October 15, 2018. These pro-forma adjustments are based on the assumption that the share-based payment transactions issued in exchange for intangible assets qualify for the recognition of intangible assets at the stated amounts in the table below in accordance with IFRS.

	Shares	Price per	Amount		Amount
	Issued	Share (USD)	(USD)	FX Rate	(CAD)
SeriesOne Holdings LLC	1,900,000	$0.895	$1,700,500	1.2992	$2,209,290
World of Wireless UK Ltd.	1,500,000	0.90	1,350,000	1.2992	1,753,920
Lightning Man Media LLC	600,000	0.83	498,000	1.2992	647,002
Zift Interactive LLC	670,000	1.50	1,005,000	1.2992	1,305,696
Throwback Entertainment	670,000	1.49	998,300	1.2992	1,296,991
StratusCore, Inc.	440,000	0.795	350,000	1.2992	454,720
	5,780,000		$5,901,800		$7,667,619

i.

SeriesOne Holdings LLC (“S1”): The Company issued approximately 1,900,000 restricted common shares to S1 at an average price of $0.895 USD per share in exchange for an initial 36-month platform license to operate a S1 crowd-funding portal solution under the Company brand. In addition, the Company acquired an exclusive license across all S1’s crowd-funding platforms for the entertainment and gaming industries for an initial term of 12-months.

ii.

World of Wireless UK Limited (“WOW”): The Company issued approximately 1,500,000 restricted common shares to WOW at an average price of $0.90 USD per share in exchange for the development of a complete Company-branded in-game payment and rewards system for Company video games. The deliverable from WOW will include supporting mobile applications, loyalty and reward subsystems, and global payment network interfaces. As part of the rewards system, WOW will develop a Liquid Token system which will enable Company consumers to exchange Liquid Tokens via mobile accounts or use them to make in-game purchases or upgrades.

Liquid Media Group Ltd.
Notes to the condensed pro-forma consolidated financial statements
For the nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

iii.

Lightning Man Media LLC (“Lightning Man”): The Company issued approximately 600,000 restricted common shares to Lightning Man at an average price of $0.83 USD per share as consideration for a license to market and distribute 6 video games owned by Lightning Man, including: Bunny Boom, Bar Crasher, Nyctophobia, Resurgence, Clowns and Machetes, and Piggy Pals. As part of the Lightning Man agreement, the Company has agreed to pay a total of $100,000 (in three tranches) to Lightning Man over a 6-month period for the rights to two future video game titles that will be jointly developed by the Company and Lightning Man. The financial statement impact of the $100,000 payment has not been incorporated into the condensed pro-forma consolidated financial statements.

iv.

Zift Interactive LLC (“Zift”): The Company issued approximately 670,000 restricted common shares at $1.50 USD per share in exchange for complete intellectual property rights to “Blowout” and “Blast Works” video game titles. The Company announced that it has plans to re-launch both titles to modern video game platforms and consoles.

v.

Throwback Entertainment Inc. (“Throwback”): On September 25, 2018, the Company entered into an agreement to acquire all rights and interest in 65 video game titles (the “Acquisition Agreement”) from Throwback. Under the terms of the Acquisition Agreement, the Company issued 670,000 restricted common shares at $1.49 USD per share.

vi.

StratusCore, Inc.(“StratusCore”): On October 15, 2018, the Company entered into an agreement to acquire a limited, annual, non-exclusive, non-transferable right to use, and to grant its end customers access to, StratusCore’s web-based platform (the “Platform”). Under the terms of the agreement, the Company issued 440,000 restricted common shares at $0.795 USD per share.

D.

Shares for Debt Settlement: On October 11, 2018, the Company announced that it had entered into several agreements to settle a total of $756,449 USD ($989,722 CAD) of Company debt through the issuance of 711,103 common shares of the Company at an average price of $1.06 USD per share, which issuances were completed on October 15, 2018. The table below summarizes the transaction.

	Shares	Price per	Amount		Amount
	Issued	Share (USD)	(USD)	FX Rate	(CAD)
Shares for Debt Settlement	711,103	$1.06	$756,448	1.3087	$989,722

3.      PRINCIPAL HOLDERS OF VOTING SECURITIES

Following the issuance of shares under items (A), (B), (C) and (D) of Note 2, there were 19,986,001 issued and outstanding common shares of the Company prior to the 1-for-5 share consolidation (or 3,997,200 issued and outstanding common shares of the Company following the share consolidation) without nominal or par value, each carrying the right to one vote per share.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company.

The shareholdings of the directors of the Company, held personally or in companies which they control, based on 19,986,001 common shares being issued and outstanding, is set out below.

Liquid Media Group Ltd.
Notes to the condensed pro-forma consolidated financial statements
For the nine months ended August 31, 2018
Expressed in Canadian dollars, except number of shares
(Unaudited)

		Percentage of Issued and Outstanding
Name of Shareholder	Number of Common Shares	Common Shares(1)
Daniel Cruz	242,567	1.21%
Joshua Jackson	1,192,855	5.97%
Charles Brezer	228,490	1.14%
Total	1,663,912	8.33%

(1)	Does not include any common shares issuable to upon exercise of outstanding warrants.

4.      REVERSE STOCK SPLIT

On October 15, 2018, the Company effected a 1-for-5 reverse stock split in furtherance of the Company’s plan to satisfy Nasdaq’s $4.00 per share minimum bid price requirement. The consolidated closing bid price for the Company’s common shares on October 15, 2018 was $4.16 per share. Following the reverse split, the new CUSIP number for the Company’s common stock is 53634Q204.